UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 333-256665

ABITS GROUP INC.

(Registrant’s Name)

Level 24, Lee Garden One, 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Termination of Conglin Deng

On October 6, 2026, Abits Group Inc. (the “Company”) terminated the employment of Conglin Deng as Chief Executive Officer without Cause. The termination was made, pursuant to Section 5(c) of Mr. Deng’s First Amended and Restated Employment Agreement (the “Employment Agreement”), following the occurrence of the financing-related “Triggering Event” described therein. The termination was approved by a subcommittee of the Nominating and Corporate Governance Committee of the Company’s Board of Directors (the “Board”). In connection with the termination, and pursuant to Section 5(c) of the Employment Agreement, Mr. Deng automatically ceased serving as a director of the Company and as a member of all committees of the Board. His cessation of service on the Board and its committees resulted automatically from the termination of his employment and did not result from any disagreement with the Company or the Board regarding the Company’s operations, policies or practices.

Resignation of Directors

Resignation of Yanyan Sun

Effective as of October 6, 2026, Yanyan Sun resigned as a director of the Company and from all committees of the Board on which she served. Ms. Sun’s resignation did not result from any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices.

Resignation of Khuat Leok Choong, Lionel

Effective as of October 6, 2026, Khuat Leok Choong, Lionel resigned as a director of the Company, as Chair of the Audit Committee, and from all other committees of the Board on which he served. Mr. Choong’s resignation did not result from any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices.

Appointment of Directors

On October 6, 2026, the Board appointed Stephen Faucetta as Chief Executive Officer, Chairman of the Board and a director, and appointed Glenn Josephs and Mohsen (Michael) Khorassani as independent directors, in each case effective as of October 6, 2026. The appointments of Mr. Josephs and Mr. Khorassani filled the vacancies created by the resignations of Khuat Leok Choong Lionel and Yanyan Sun, respectively. Information regarding each of the appointees is set forth below. There are no arrangements or understandings between any of Mr. Faucetta, Mr. Josephs or Mr. Khorassani and any other person pursuant to which he was appointed as an officer or director of the Company, as applicable. None of Mr. Faucetta, Mr. Josephs or Mr. Khorassani has any family relationship with any director or executive officer of the Company, and none has had, or will have, a direct or indirect material interest in any transaction or proposed transaction with the Company that would be required to be disclosed pursuant to Item 7.B of Form 20-F.

Appointment of Stephen Faucetta as Chairman of the Board and Chief Executive Officer

On October 6, 2026, the Board appointed Stephen Faucetta to serve as Chief Executive Officer (“CEO”) and Chairman of the Board, succeeding Conglin Deng’s termination. Mr. Faucetta is the company’s Chief Investment Officer and resigns from such position in connection with his appointment as CEO.

Stephen Faucetta brings over 20 years of experience working in the financial services and alternative asset management industry. A proven leader in equity offerings, growth capital, M&A financing, cross border transactions, and debt offerings both in domestic and internal marketing. His track record in successful offerings and transactions spans multiple complex and unique industries representing over $10 billion in raised capital. Mr. Faucetta joins Abits Group, Inc., as the Chairman and Chief Executive Officer, previously serving as an executive leader at Spartan Capital. He is known as a strategic advisor with extensive experience in raising capital, structuring complex and attractive investments, and completing successful mergers and acquisitions. Stephen Faucetta is a dedicated leader in the finance sector driven by enthusiasm and a passion for financial demand and growth. Mr. Faucetta received a BS in Finance and Marketing with a minor in Spanish from the Gabelli School of Management at Fordham University and a holds a Masters Degree in Investment Management from St. John’s University.

In connection with his appointment, the Company and Mr. Faucetta entered into an Employment Agreement, dated October 6, 2026, a copy of which is filed as Exhibit 10.1 to this report on Form 6-K. The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement.

Appointment of Glenn Josephs as Independent Director

Glenn Josephs, age 71, is a Certified Public Accountant with over 45 years of experience providing accounting and consulting services. He retired from the accounting firm Friedman LLP in 2022, where he served as a Partner from 1996 to 2022, after previously serving as a Partner at Bagell, Josephs, Levine & Co LLC. Mr. Josephs has worked closely with many commercial and residential real estate developers, owners, investors, syndicators and management companies, including those involved in affordable housing, and also has experience with nonprofit organizations, health care and medical practices. Since 2008, Mr. Josephs has served on the board of directors of First Bank (Nasdaq: FRBA), where he qualifies as the bank’s “audit committee financial expert” under the applicable criteria established by SEC regulations. He currently serves as chair of First Bank’s audit committee and loan committee, and from 2020 to 2025 he served on its compensation and personnel committee and its nominating and governance committee. Mr. Josephs was chosen to serve as a director because of his extensive experience providing accounting and consulting services to companies.

Mr. Josephs will serve as Chair of the Audit Committee. The Board has determined that Mr. Josephs qualifies as an “independent director” under Nasdaq Listing Rule 5605(a)(2) and meets the additional independence requirements for audit committee members under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Board has also determined that Mr. Josephs is an “audit committee financial expert” under Item 16A of Form 20-F and satisfies the financial sophistication requirements of Nasdaq Listing Rule 5605(c)(2)(A).

Appointment of Mohsen (Michael) Khorassani as Independent Director

Mohsen (Michael) Khorassani, age 60, has served as the founder and Chief Executive Officer of Orion 4, a corporate advisory firm, since March 2019, where he serves as a capital markets, business development and marketing advisor for many public and private companies. Before founding Orion 4, he spent nineteen years at the Oppenheimer Private Client Division as Director of Investments, focused on building and developing a successful wealth management practice, where he was responsible for advising both high net-worth and institutional clients. Prior to joining Oppenheimer, he served as a Vice President at Oscar Gruss & Son, an institutional NYSE member firm, where he helped build the firm’s retail division, with responsibilities including recruiting advisors, managing teams, and sales and trading. Prior to Oscar Gruss & Son, he spent four years at Gruntal & Co. as Vice President of Investments, and he began his financial services career at Lehman Brothers. Since January 2025, Mr. Khorassani has served as a director of CISO Global, Inc. Mr. Khorassani was chosen to serve as a director because of his extensive experience in the capital markets and financial services industry over his more than thirty-year career on Wall Street.

Based on the information provided by Mr. Khorassani in connection with his appointment, the Board has determined that Mr. Khorassani qualifies as an “independent director” within the meaning of Nasdaq Listing Rule 5605(a)(2). The Board has not appointed Mr. Khorassani to any standing committee of the Board at this time.

Independent Director Engagement Letters and Other Matters

In connection with their appointments, the Company entered into a Independent Director Engagement Letter with each of Mr. Josephs and Mr. Khorassani. The foregoing description of the Independent Director Engagement Letters does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are filed as Exhibits 10.2 and 10.3 to this report on Form 6-K.

EXHIBIT INDEX

10.1 Employment Agreement, dated October 6, 2026, between the Company and Stephen Faucetta

10.2 Independent Director Engagement Letter, dated October 6, 2026, between the Company and Glenn Josephs

10.3 Independent Director Engagement Letter, dated October 6, 2026, between the Company and Mohsen (Michael) Khorassani

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2026	ABITS GROUP INC.

	By:	/s/ Stephen Faucetta
	Name:	Stephen Faucetta
	Title:	Chairman and Chief Executive Officer